Eldorado Gold Corporation
920 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

TSX: ELD

Tel: 604.687.4018
Fax: 604.687.4026
E-mail: info@eldoradogold.com

eldoradogold

03 JAN 13 AM 11:50

03003084

December 23, 2002

SUPPL

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

12g3-2(b)#82-3578

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following documents filed with the regulatory agencies in Canada.

1. News Release – December 17, 2002
2. News Release - December 23, 2002
3. Material Change Report – December 23, 2002

I trust you will find this filing in order.

Yours truly

ELDORADO GOLD CORPORATION

Dawn Moss
Corporate Secretary

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

encl.

03 JAN 13 AM 11:50

eldoradogold

NEWS RELEASE

ELD No. 02-23
December 23, 2002

Eldorado Gold Closes CDN$ 46.0 Million Financing

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSX: "ELD") is pleased to announce that the Company has closed its previously announced financing of 28,750,000 units at CDN$ 1.60 per unit ("Unit") with a syndicate of underwriters led by Yorkton Securities and including Sprott Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Research Capital Corporation and Haywood Securities Inc. (the "Underwriters") for gross proceeds of CDN$ 46.0 million.

Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant. Each whole Common Share Purchase Warrant will entitle the holders to acquire one Common Share of Eldorado at a price of CDN$ 2.00 until December 23, 2003. The issuance of the Units was qualified by a short form prospectus receipted December 16, 2002.

At closing, CDN$ 43,875,965 of the gross proceeds of the offering were released to the Company. The Underwriters received a cash commission of CDN$ 2,070,000.

The net proceeds of the offering will be used to finance the development and construction of the Company's Kisladag gold project in Turkey and for general corporate purposes.

The securities being offered have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine. In Turkey, we continue to expand our asset base, with a resource of approximately 9.4 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

NOT FOR DISTRIBUTION TO THE U.S. NEWS WIRE SERVICES

ON BEHALF OF
ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's AIF dated May 17, 2002 and its December 16, 2002 Prospectus filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX: ELD). The TSX has neither approved nor disapproved the form or content of this release. This and other news releases are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Contact:
Nancy E. Woo, Manager Investor Relations
Phone: (604) 601-6650 or 1-888- ELD-8166
Fax: (604) 687-4026
Email: info@eldoradogold.com

Eldorado Gold Corporation
920-1055 W. Hastings St.,
Vancouver, BC V6E 2E9

eldoradogold

NEWS RELEASE

ELD No. 02-22
December 17, 2002

FINANCING UPDATE

VANCOUVER, B.C. - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSX: ELD) is pleased to announce that the Company has received a receipt for its short form prospectus relating to the sale of 20,000,000 Units (NR Dec 5, 2002) at a price of CDN$1.60 per Unit (the "Issue Price"), for gross proceeds of CDN$32.0 million, pursuant to an agreement with a syndicate of underwriters led by Yorkton Securities and including Sprott Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Research Capital Corporation and Haywood Securities Inc. (the "Underwriters"). Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant of the Company. Each whole Common Share Purchase Warrant will entitle its holders to acquire one Common Share of Eldorado at a price of CDN$2.00 per Common Share for a period of 12 months following the closing date of the offering, expected to occur on or about December 23, 2002 (the "Closing").

In addition, the Company granted to the Underwriters an option (the "Underwriters' Option"), exercisable up until 24 hours prior to the Closing, to purchase up to an additional 5,000,000 Units at the Issue Price, and an over-allotment option (the "Over-allotment Option"), exercisable up until 24 hours prior to Closing, to acquire up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering at the Issue Price, taking into account the exercise of the Underwriters' Option. The Underwriters have given notice to the Company that the Underwriters' Option and the Over-allotment Option will be exercised at Closing, for an additional CDN$14.0 million of gross proceeds to the Company. The total gross proceeds to the Company after the exercise of the Underwriters' Option and Over-allotment Option will be CDN$46.0 million

The net proceeds of the offering will be used to finance the development and construction of the Company's Kisladag gold project in Turkey and for general corporate purposes.

The securities being offered have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

...2

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine which is planned to produce 105,000 ounces at a cash cost of US$185/oz in 2002 and are systematically identifying opportunities to expand our business interests. In Turkey, we continue to expand our asset base, with a resource of approximately 9.4 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

NOT FOR DISTRIBUTION TO THE US. NEWS WIRE SERVICES

ON BEHALF OF
ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated May 10, 2002 and AIF dated May 17, 2002 filed with the securities regulatory authorities.

The Toronto Stock Exchange has neither approved nor disapproved the form or content of this release. This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Investor Relations Contact:
Nancy E. Woo
Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026**
E-mail: info@eldoradogold.com
Suite 920 – 1055 West Hastings Street,
Vancouver, British Columbia, Canada V6E 2E9

03 JAN 13 AM 11:01

B.C. FORM 53-903.F

Material Change Report Under

Section 85(1) of the Securities Act (British Columbia) (Form 53-901.F)
Section 118(1) of the Securities Act (Alberta) (Form 27)
Section 84(1) Securities Act (Saskatchewan) (Form 25)
The Securities Act (Manitoba)
Section 75(2) of the Securities Act (Ontario) (Form 27)
Section 73 of the Securities Act (Quebec)
Section 76(2) Securities Act (Newfoundland) (Form 26)
Section 81(2) of the Securities Act (Nova Scotia) (Form 27)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Item 1. Reporting Issuer

The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. Press Release

The press release in respect of the filing of the Company's final short-form prospectus was disseminated by Eldorado on December 16, 2002 to The Toronto Stock Exchange and through approved public media.

The press release in respect of the closing of the Company's offering of units was disseminated by Eldorado on December 23, 2002 to The Toronto Stock Exchange and through approved public media.

Item 3. Summary of Material Change

On December 16, 2002, the Company announced that it had received a receipt for its final short-form prospectus dated December 16, 2002 relating to the previously announced sale of 20,000,000 units of the Company at a price of $1.60 per Unit for gross proceeds of $32,000,000 (the "Offering"), pursuant to an agreement with a syndicate of underwriters led by Yorkton Securities Inc. and including Sprott Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Research Capital Corporation and Haywood Securities Inc.

On December 23, 2002, the Company announced the closing of the previously announced Offering. At closing, CDN$43,875,965 of the gross proceeds of the Offering were released to the Company.

Item 4. **Full Description of Material Change**

On December 16, 2002, the Company announced that it had received a receipt for its final short-form prospectus (the "Prospectus") dated December 16, 2002 relating to the previously announced sale of 20,000,000 units of the Company (the "Units") at a price of $1.60 per Unit (the "Issue Price") for gross proceeds of $32,000,000 (the "Offering"), pursuant to an agreement with a syndicate of underwriters led by Yorkton Securities Inc. and including Sprott Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Research Capital Corporation and Haywood Securities Inc. (collectively, the "Underwriters"). Each Unit consists of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant of the Company. Each whole Common Share purchase warrant (a "Warrant") entitles the holder to acquire one additional Common Share at a price of $2.00 for a period of 12 months following the closing date of the Offering, which was expected to occur on or about December 23, 2002.

In addition, the Company granted to the Underwriters an option (the "Underwriters' Option") exercisable up until 24 hours prior to the closing, to purchase up to an additional 5,000,000 Units at the Issue Price, and an over-allotment option (the "Over-Allotment Option"), exercisable up until 24 hours prior to the closing, to acquire up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering at the Issue Price, taking into account the exercise of the Underwriters' Option. The Underwriters have exercised both the Underwriters' Option and the Over-Allotment Option.

On December 23, 2002, the Company announced the closing of the previously announced Offering of 28,750,000 Units.

At closing, CDN$43,875,965 of the gross proceeds of the Offering of CDN$46 million were released to the Company. As consideration for their services, the Underwriters received a cash commission of CDN$2,070,000, equal to 4.5% of the gross proceeds of the Offering.

Eldorado expects to use the net proceeds received from the Offering to finance the development of the Kisladag Property and for general corporate purposes.

In connection with the closing of the Offering, the Company entered into a warrant indenture dated as of December 23, 2002 with Computershare Trust Company of Canada ("Computershare"), as trustee for the Warrants issued under the Offering. Computershare will also act on behalf of the Company as registrar and transfer agent for the Warrants.

The Common Shares and Warrants comprising the Units issued under the Offering were offered by way of the Prospectus and filed under the Mutual Reliance Review System with the securities regulatory authorities in each province of Canada pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and pursuant to exemptions from the registration requirements of the United States Securities Act of 1933.

Item 5. Reliance on Section 85(2) of the Act

Not applicable.

Item 6. Omitted Information

Not applicable.

Item 7. Senior Officers:

Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 8. Statement of Senior Officer:

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, as of the 23rd day of December, 2002.

ELDORADO GOLD CORPORATION

By: ______________________________
Name: Earl W. Price
Title: Vice President, Finance